VF MAR 2 9 2005

05040264

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-48535

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 AND ENDING DECEMBER 31, 2004

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Official Use Only

LEERINK SWANN & CO., INC.

Firm ID. NO.

SEC MAIL PROCESSING
RECEIVED
MAR 0 2 2005
WASH. D.C. 179 SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE FEDERAL STREET

BOSTON	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER FLYNN 617.918.4831

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 0 7 2005
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP

(Name – *if individual, state last, first, middle name*)

200 Clarendon Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Jeffrey A. Leerink, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Leerink Swann & Company, as of December 31,2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

Jillian Fitzgerald, Notary Public

My commission expires 7/17/2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report of Independent Auditors

The Board of Directors and Stockholder
Leerink Swann & Co., Inc.

We have audited the accompanying statement of financial condition of Leerink Swann & Co., Inc. as of December 31, 2004, and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Leerink Swann & Co., Inc. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 18, 2005

Leerink Swann & Co., Inc.

Statement of Financial Condition

December 31, 2004

Assets	
Cash and cash equivalents	$ 4,761,091
Deposit with clearing organization	250,000
Receivable from clearing organization	12,149,496
Other trade receivables	1,632,997
Notes receivable from employees, net of bad debt reserve of $671,722	237,960
Derivative instruments, at fair value	249,819
Marketable securities, at market value	111,704
Non-marketable securities, at fair value	123,938
Advances to employees	26,522
Prepaid expenses	927,041
Furniture, equipment, and leasehold improvements, net	1,742,279
Goodwill	623,026
Total assets	$22,835,873
Liabilities and stockholder's equity	
Liabilities:	
Securities sold, not yet purchased, at market value	$ 1,364,301
Accrued compensation, employee benefits and payroll taxes	1,232,174
Accounts payable and accrued expenses	1,029,429
Payable to clearing organization	135,845
Deferred rent	696,293
Note payable	138,000
Net deferred state tax liability	1,047,318
Total liabilities	5,643,360
Stockholder's equity:	
Common stock, authorized 8,000,000 shares, $.01 par value 4,992,500 shares issued and outstanding	49,925
Additional paid-in capital	3,980,985
Retained earnings	13,161,603
Total stockholder's equity	17,192,513
Total liabilities and stockholder's equity	$22,835,873

See accompanying notes.

1. Accounting Policies

Organization and Nature of Business

Leerink Swann & Co., Inc. (the Company) is registered with the Securities and Exchange Commission (SEC) as a securities broker/dealer under Section 15(b) of the Securities Exchange Act of 1934. The Company is a subsidiary of Leerink Swann Massachusetts Business Trust (Parent or Trust), which was formed December 31, 2001. As a non-clearing broker, all customer transactions are cleared on a fully disclosed basis through another broker/dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Deposits with Clearing Organizations

Cash and securities are kept on deposit with various clearing organizations and represent the minimum balance required to be maintained in order to utilize various clearing brokers. This cash and securities balance is subject to withdrawal restrictions such that the Company would be prohibited from doing business with the clearing brokers if the minimum cash balance on deposit is not maintained.

1. Accounting Policies (continued)

Securities

Marketable securities are valued at quoted market value. The resulting difference between cost and fair value is included in income. At December 31, 2004, all marketable securities owned were equity securities. Non-marketable securities are recorded at fair value as determined by management based upon information provided by third parties familiar with financial instrument. Unrealized gains and losses are recorded in earnings in the current period.

Derivative Instruments

The Company values warrants to purchase stock of public companies using the Black-Scholes model, as the fair value of the warrants is not available through published sources. The Company has discounted the estimated value of the warrants calculated using Black-Scholes based on considerations for liquidity, SEC registration, volatility and lack of substantial operating histories of these companies. Unrealized gains and losses are recorded in earnings in the current period.

Notes Receivable from Employees and Advances to Employees

Notes receivable from employees represent loans to brokers in anticipation of their continued employment and generation of commission revenue in accordance with each specific agreement. The notes are not collateralized and may be forgiven at some future date upon reaching specified productivity goals. Certain loans provide for interest at a fair market rate and are presented as notes receivable. Loans or draws not supported by notes and interest are included as advances to employees. The notes are amortized based upon the attainment by the employee of certain pre-established economic goals and the amortization is included in compensation expense. The Company establishes a bad debt reserve for notes and advances to employees when collection is considered by management to be doubtful.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets ranging from three to seven years for furniture and computers. Leasehold improvements are amortized over the remaining lease term.

1. Accounting Policies (continued)

Goodwill

Goodwill is not amortized but is reviewed on an annual basis for impairment. The effect of any impairment is recorded in earnings in the period that it is determined to be impaired. For the year ended December 31, 2004, it has been determined that there was no impairment of goodwill.

Securities Transactions and Commissions

Securities transactions and the related revenue and expenses, including commission revenues and expenses, are recorded on a trade date basis, net of capital commitments. Customers' securities transactions are recorded on a settlement date basis on the records of the clearing broker.

Corporate Finance Fees

Corporate finance fees include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Corporate finance fees also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Corporate finance fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Corporate Consulting Fees

Revenues for corporate consulting fees are recorded as earned over the life of the contract.

Stock Based Compensation

Stock options granted to employees are accounted for in accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* (APB 25) and related interpretations. Generally, no compensation expense is recognized for stock options with exercise prices equal to the market value of the underlying shares of stock at the date of grant.

1. Accounting Policies (continued)

The Company awards restricted stock to employees, which results in compensation expense over the vesting period of the award based upon the fair value of the stock at the date of grant. Stockholder's equity is increased by the amount of compensation expense recognized during the period and is accounted for as an additional contribution of capital by the Trust.

Income Taxes

Under the provisions of the Internal Revenue Code, the Company is an S Corporation which provides that, in lieu of federal corporate income taxes, the stockholders are taxed on their proportionate share of the taxable income. For state income tax purposes, the Company is organized as a Massachusetts business trust, and, as a result, is subject to tax on the Trust and the Company's Massachusetts taxable income. The Company is charged or credited through intercompany accounts for its proportionate share of Massachusetts state income taxes. The income tax provision reflects the Company's state income tax liability and expense.

The Company accounts for income taxes in accordance with Statement of Financial Standards No. 109, *Accounting for Income Taxes* (FAS 109), which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred state income tax assets and liabilities are computed annually for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect state taxable income. For purposes of these financial statements, income is recognized as it is earned and expenses are recorded when incurred. Deferred state income taxes have been recorded to reflect the differences between the tax bases of assets and liabilities and their financial reporting amounts.

2. Furniture, Equipment and Leasehold Improvements

At December 31, 2004, furniture, equipment and leasehold improvements, summarized by major classification, were as follows:

Furniture	$ 288,729
Equipment	2,010,083
Leasehold improvements	1,617,358
	3,916,170
Less: Accumulated depreciation and amortization	(2,173,891)
	$ 1,742,279

3. Note Payable

The Trust entered into an agreement with a third party to provide funding to the Company through a deferred compensation arrangement, structured as a note in the amount of $138,000. The third party will serve as a trustee of the Trust and a director of the Company. The Company recorded the liability as the Trust disbursed the amount of the note, in cash, to the Company. The agreement provides that no principal repayment is required until 2012 and the note bears interest at a rate of 7 percent.

4. Distributions to Stockholder

The Company makes annual distributions to the stockholder based on the previous year's taxable income. During 2004, the Company made a distribution of $51,014 based on the Company's 2003 taxable income which was netted against the 2002 taxable loss.

5. Stock-Based Compensation Plans

During 2001, the Company adopted the Incentive Stock Option Plan under which options have been granted to employees of the Company to purchase shares of the Company's common stock at prices determined by the Company's Trustees. As a result of the formation of the Trust, upon exercise of the options, employees would receive units of the Trust in lieu of shares in the Company. Options generally vest over a five-year period and expire ten years from the date of grant, with the majority of the options expiring in the year 2011.

As permitted by Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation*, (FAS No. 123), the Company has accounted for options granted to employees using the intrinsic value method prescribed by APB 25. The Company generally has granted options with an exercise price that is equal to or greater than management's estimate of the fair value of such common stock at the date of grant.

5. Stock-Based Compensation Plans (continued)

The following table summarizes the status of the Company's stock option plan as of December 31, 2004:

	Units	Weighted Average Exercise Price
Outstanding at December 31, 2003	1,041,753	$1.45
Granted	169,000	1.92
Exercised	(33,600)	1.37
Forfeited	(77,900)	1.36
Outstanding at December 31, 2004	1,099,253	$1.53
Options vested at December 31, 2004	529,934	

The range of exercise prices for options outstanding at December 31, 2004 is $0.00 – $1.98.

Pro forma information regarding net income is required by FAS No. 123. However, the Company's operating results would not have been significantly different from those reported had the fair value method been applied.

During 2003, the Trust adopted the 2003 Restricted Share Plan, under which stock awards are granted to employees of the Company at no cost to the employee. As a result of the formation of the Trust, employees would receive units of the Trust in lieu of shares in the Company. Awards vest over a three-year period. Since adoption of the plan, 1,401,580 units have been awarded to employees, of which, the equivalent of 268,071 units have vested and 242,318 units have been forfeited.

6. Profit Sharing and Retirement Plan

The Company maintains a qualified defined contribution profit sharing plan for essentially all full-time employees under which the Company makes a contribution out of available profits. The Company also maintains a salary reduction agreement under Internal Revenue Code section 401(k). There were no contributions by the Company to either plan in 2004.

7. Concentration of Credit Risk

The Company occasionally maintains deposits in excess of federally insured limits. The Company derives most of its income through commissions paid by customers on transactions executed through Pershing Corporation (Pershing). The Company maintains its temporary cash investments with high credit quality financial institutions. Customer commissions receivable from Pershing are available to the Company daily.

8. Commitments and Contingent Liabilities

The Company leases office facilities, equipment and vehicles under various non-cancelable operating leases. The leases for the office space requires minimum annual rental payments and clauses for operating costs adjustments. Rent expense for the year ended December 31, 2004 was $2,139,062.

Future minimum aggregate annual rental commitments under these non-cancelable leases for the years ending December 31, are as follows:

2005	$ 2,491,886
2006	2,362,951
2007	1,471,342
2008	1,151,465
2009	1,097,370
Thereafter	1,371,713
	$ 9,946,727

The Company has been named as a defendant in various legal actions arising from its normal business activities in which varying amounts are claimed. Although the amount of any ultimate liability with respect to those matters cannot be determined, in management's opinion, based upon the opinions of counsel, any such liability will not have a material impact on the Company's financial position or results of operations.

9. Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the SEC under Rule 15c3-1. The SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2004, the Company had net capital of $3,991,414, which was $3,275,414 in excess of the amount required to be maintained at that date.

9. Net Capital Requirements (continued)

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2004, the Company was in compliance with all such requirements.

10. Income Taxes

Income tax expense for the year ended December 31, 2004 consisted of the following:

Current - state	$ 85,000
Deferred - state	440,000
Total	$525,000

The difference between the effective tax rate of 10.2% and the statutory rate of 9.8% results from nondeductible meals and entertainment expenses and prior year differences between the tax provision and the tax returns as filed.

Deferred state tax assets and liabilities as of December 31, 2004 consisted of the following:

Deferred tax assets	$ 153,900
Deferred tax liabilities	(1,201,218)
Net deferred state tax liability	$(1,047,318)

The Company uses the cash method of accounting for tax purposes. This difference results in a deferred tax liability that will reverse in future years at the current state tax rate of 9.8%. Other significant deferred tax assets and liabilities result from unrealized gains from assets held for investment, capital loss carryovers and excess depreciation allowed for tax purposes.

At December 31, 2004, the Company had a Massachusetts capital loss carryover of approximately $500,000 that can be used against capital gains and certain interest and dividend income in future years. There is currently no expiration date for this carryover and the Company expects to utilize these losses in a future period.

10. Income Taxes (continued)

At December 31, 2004, the Company had a Massachusetts net operating loss carryover of approximately $3,100,000 that will expire in 2008. The Company believes that the loss carryover will be utilized prior to expiration.

11. Related Party Transactions

Leerink Swann Asset Management, Inc. (LSAM) is a related entity by common ownership and control. During 2004, the Company was reimbursed $68,706 for overhead, reimbursement of income taxes and reimbursement of commissions paid on behalf of LSAM.